Exhibit 99.1

Advisory Agreement

This agreement (the “Agreement”) is made as of [ ], 2025, by and between TCTM Kids IT Education Inc. (the “Company”), a Cayman Islands exempted company, with its principal offices at 19/F, Building A, Vanke Times Center, No.186 Beiyuan Road, Chaoyang District, Beijing, PRC, The People’s Republic of China and [ ] (the “Advisor”).

WHEREAS, the Company requires expertise in the area of strategic growth through mergers and acquisitions in a fast-paced M&A market and desires to engage Advisor to provide such advisory services and, specifically, to assist the Company with identifying merging and acquisition opportunities and negotiation with identified targets; and

WHEREAS, Advisor has expertise in refining growth strategy, performing deal sourcing, conducting diligence and valuation, which Advisor has agreed to provide to the Company.

NOW, THEREFORE, in consideration of the premise and the mutual promises and covenants contained herein and subject, specifically, to the conditions hereof, and intending to be legally bound thereby, the parties agree as follows:

1. Engagement of Advisor

The Company has engaged Advisor as a non-exclusive advisor to assist the Company in identifying potential business development opportunities, merging and acquisition opportunities and negotiation with identified businesses as well as other business development services as set forth herein.

The Company understands that Advisor is not a broker-dealer and as such will not act as a placement agent in connection with any merger, acquisition or financing transaction, nor will Advisor take commission-based fees for any services provided hereunder and is solely acting as an advisor as provided hereunder.

2. Advisor's Responsibilities

Advisor shall use its best efforts to assist the Company in its business and corporate development, including but not limited to:

a)	Review the Company’s current financing and business development needs and assist the Company to develop a strategic plan in order to meet those needs;
b)	Assist in the reviewing and editing of the Company’s business plan;
c)	Develop business expansion plan;
d)	Identify potential acquisition target(s) or business partner(s) and make introduction to the Company;
e)	Evaluate any such business opportunities whether or not identified by the Advisor;
f)	Negotiate with identified business counterparties on behalf of the Company; and
g)	Such other duties as the Advisor and the Company may reasonably agree.

3. Company Information

In connection with Advisor's performance of its duties hereunder, the Company shall (i) provide Advisor, on a timely basis, all information reasonably requested by Advisor, and (ii) make its officers and professionals available to Advisor and such third parties as Advisor shall designate, as agreed to in advance by the Company, at reasonable times and upon reasonable notice.

4. Confidential Information

Advisor acknowledges that, in the course of performing its duties hereunder, it may obtain information relating to the Company, which the Company has marked as confidential (the “Confidential Information”). Advisor shall hold at all times, both during the term of this Agreement and at all times thereafter, such Confidential Information in the strictest confidence, and shall not use such Confidential Information for any purpose, other than as may be reasonably necessary for the performance of its duties pursuant to this Agreement, without the Company's prior written consent. Advisor shall not disclose any Confidential Information to any person or entity, other than to Advisor's employees or advisors as may be reasonably necessary for purposes of performing its duties hereunder, without the Company's prior written consent. The foregoing notwithstanding, the term "Confidential Information" shall not include information which (i) becomes generally available to the public, other than as a result of a breach hereof; (ii) was available to Advisor on a non-confidential basis prior to its disclosure to Advisor by the Company; or (iii) becomes available to Advisor on a non-confidential basis from a source other than the Company, provided that such source is not bound by a confidentiality Agreement with respect to such information. The foregoing notwithstanding, Advisor may disclose Confidential Information to the extent required by law or regulation, including but not limited to court orders, subpoenas, civil investigative demands and interrogatories.

5. Acknowledgement of Material Non-Public Information

Advisor acknowledges that the United States securities laws and other laws prohibit any person or entity who has material non-public information (the “MNPI”) concerning the Company from purchasing or selling any of its securities, and from communicating such information to any person or entity under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Advisor acknowledges that some or all of the Confidential Information may include MNPI for purposes of the federal securities laws. Advisor acknowledges and agrees the Company or any individual or entities (the “Affiliate”) affiliated with or controlled by the Advisor will abide by all securities laws relating to the handling of and acting upon such information. Advisor is expressly prohibited from purchasing or selling securities of the Company based on such Confidential Information. Advisor will take reasonable steps to ensure that Advisor or its Affiliate will not purchase or sell the Company’s securities in reliance upon MNPI until such time as no violation of the applicable securities laws would result from such securities trading. In addition, Advisor and its Affiliates are prohibited from informing, or "tipping," any other person about such MNPI.

6. Compensation

In consideration of the Advisor’s services hereunder, the Company shall issue and allot [ ] ordinary shares, par value $ $0.04 per share to the Advisor (“Ordinary Shares”) (which the Advisor agrees to accept), effective [ ], 2025.

7. Expenses

Advisor will be responsible for all expenses in connection with the normal day to day operations of its business in connection with its retention by the Company hereunder and, unless, agreed to in advance by the Company in writing, all travel related expenses.

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8. Professional service

Advisor warrants to Company that: (a) it has the proper skill, training and background to perform the consulting work in a competent and professional manner; (b) all work will be performed in a professional, workmanlike manner consistent with the standards of the industry; (c) Advisor has at all times complied with all applicable laws, rules and regulations; (d) Advisor has valid title, license or rights to any third-party material or intellectual property which it shall use in performing tasks under this Agreement; and (e) Advisor will not deliver anything that infringes any patent, trademark, copyright, trade secret, intellectual property or other right of any third party.

9. Breach

Advisor expressly acknowledges that any breach by it of any of the covenants and provisions herein contained will result in irreparable injury to Company for which money damages could not adequately compensate Company. In the event of any such breach, Company shall be entitled, in addition to any other rights and remedies which it may have at law or in equity, to have an injunction issued by any competent court of equity enjoining and restraining Advisor from continuing such breach.

10. Indemnification

The Advisor shall indemnify and hold harmless the Company, its employees, legal counsel, agents and affiliates (all of such persons being hereinafter collectively referred to as the “Indemnified Parties”) against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements reasonably incurred in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the reasonable costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which an Indemnified Party is a party), directly or indirectly caused by, relating to, based upon, arising out of or in connection with (i) Advisor acting for the Company, including without limitation, any act or omission by Advisor in connection with acceptance of or the performance or nonperformance of its obligations under this Agreement, as it may be amended from time to time; (ii) any untrue statement or alleged untrue statement of material fact contained in, or omissions or alleged omissions from, any information furnished to an Indemnified Party, an investor, a potential investor, lender, potential lender, provider of funding to the Company or any party to the funding; or (iii) the funding, provided, however, the foregoing indemnity shall not apply to any portion of any such loss, claim, damage, obligation, penalty, judgment, award, liability, cost, expense or disbursement to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from the willful misconduct or gross negligence of the particular Indemnified Party.

11. Other Engagements

The Company acknowledges that Advisor is and will be acting as an Advisor to other business enterprises seeking business development, investment banking and/or other services normally provided by Advisor and agrees that Advisor's provision of services to such enterprises shall not constitute a breach hereof or of any duty owed to the Company by virtue of this Agreement.

This Agreement is intended to create an independent contractor relationship between Advisor and Company, which is described in Section 3508 of the Internal Revenue Service Code, and shall be interpreted to effectuate such intent between the parties.

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12. Independent contractor

At all times during the term of this Agreement, Advisor shall be an independent contractor and shall not be an employee or agent of Company. This Agreement does not create an employer/employee relationship between Company and Advisor, and as such Advisor is responsible for all Federal Insurance Contributions Act, federal and state income, and other taxes, and Company will not provide to Advisor any fringe benefits, vacation or other paid time, insurance, or any other employee benefit of any type or description, nor shall Advisor be entitled to participate in any plans, arrangements, or distributions by Company pertaining to or in connection with any pension, stock, bonus, profit sharing, or similar benefits for Company’s employees. Advisor acknowledges and agrees that it shall be the obligation of Advisor, and not Company, to report fees and per diems received by Advisor hereunder as income and agrees to reimburse, defend, indemnify and hold Company to the extent of any obligation imposed on Company by law to pay any withholding taxes, social security, unemployment or disability liability insurance, penalties, interest, costs or any similar items in connection with any payments made to Advisor. Nothing in this Agreement shall be construed as creating a partnership, joint venture or like arrangement between the parties. Advisor shall not have any power, and shall not represent that it has any power, to bind Company or to assume or create any obligation or responsibility, express or implied, on behalf of Company or in its name.

13. Term

This Agreement is effective upon execution by the Company as provided below and shall continue in effect for 12 months or until terminated by either party pursuant to this section.

Either party may terminate this Agreement at any time and for any reason, with or without cause, upon giving 30 days written notice of termination to the other party.

14. Choice of Law; Dispute Resolution

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. The parties agree to waive any right they may have to demand a jury trial and agree not to assert the defense of forum non-conveniens. In the event of any litigation or other adversarial proceeding exclusively between Advisor and the Company relating to or arising out of the Agreement, the indemnity and reimbursement provisions in Section 10 will not apply and the prevailing party in such proceeding will be entitled to recover, in addition to any other appropriate amounts, its reasonable out-of-pocket costs and expenses in connection with such proceeding, including, but not limited to, reasonable attorneys’ fees and court costs.

Any action or proceeding against either of the parties arising out of this Agreement or relating in any way to this Agreement or the subject matter hereof shall be brought and enforced exclusively in federal courts of the State of New York, and the parties consent to the exclusive jurisdiction of such courts in respect of such action or proceeding.

15. General Provisions

(a)	This Agreement constitutes the entire Agreement and final understanding of the parties with respect to the subject matter hereof and supersedes and terminates all prior and/or contemporaneous understandings and/or discussions between the parties, whether written or verbal, express or implied, relating in any way to the subject matter hereof. This Agreement may not be altered, amended, modified or otherwise changed in any way except by a written Agreement, signed by both parties.

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(b)	Any notice or other communication pursuant hereto shall be given to a party at its address first set forth above by (i) personal delivery, (ii) commercial overnight courier with written verification of receipt, or (iii) registered or certified mail. If so mailed or delivered, a notice shall be deemed given on the earlier of the date of actual receipt or three (3) days after the date of authorized delivery.
(c)	This Agreement may be executed in counterparts, each one of which shall constitute an original and all of which taken together shall constitute one document. The Company shall confirm that the foregoing is in accordance with its understanding by signing and returning to Advisor the enclosed copy of this Agreement, which shall become a binding Agreement upon Advisor's receipt.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

TCTM Kids IT Education Inc.

By:
Name:	Heng Wang
Title:	Chief Executive Officer

Advisor

Signature:
Name:

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